FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2004

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	A company announcement made on July 26, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: July 28, 2004	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Senior Executive Officer

For Immediate Release

Komatsu Ltd.
2-3-6 Akasaka, Minato-ku,
Tokyo 107-8414, Japan
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: July 26, 2004
URL: http://www.komatsu.com/

Purchase of Its Own Shares Through the Market

This is to notify that the purchase of its own shares was executed through the market pursuant to Article 211-3-1-2 of the Commercial Code of Japan in manners as noted below. Komatsu Ltd. has completed the purchase of its own shares, which was resolved at the Board of Directors Meeting held on June 25, 2004.

Notes
Period of purchase:	From July 15 to July 26, 2004.
Total number of shares purchased:	1,500,000 shares.
Total cost of purchase:	962,999,000 yen.
Method of purchase:	Through Tokyo Stock Exchange.

[Reference 1]

Authorization at the Board of Directors Meeting held on June 25, 2004.

Type of Shares to be purchased:	Outstanding Common stock of Komatsu Ltd.
Total Number of Shares to be purchased:	Up to 1,500,000 shares.
Total Cost of purchase:	Up to 1,200,000,000 yen.
Period to be purchased:	From July 1 to July 30, 2004.

[Reference 2]

The total Number of Shares purchased by July 26, 2004.

Total Number of Shares purchased:	1,500,000 shares.
Total cost of purchase:	962,999,000 yen.

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